UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 1)*

QUINTANA MARITIME LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y7169G109

(CUSIP Number)

Steve Putman

Quintana Maritime Limited

601 Jefferson Street, Suite 3600

Houston, TX 77002

(713) 751-7522

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. Y7169G109

1	NAMES OF REPORTING PERSONS Corbin J. Robertson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,120,616 (See Item 5 below)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 5,087,616 (See Item 5 below)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,120,616 (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) IN

13D

CUSIP No. Y7169G109

1	NAMES OF REPORTING PERSONS QMP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,080,116 (See Item 5 below)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 5,080,116 (See Item 5 below)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,080,116 (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) CO; HC

13D

CUSIP No. Y7169G109

1	NAMES OF REPORTING PERSONS Quintana Maritime Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,080,116 (See Item 5 below)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 5,080,116 (See Item 5 below)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,080,116 (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) PN

THIS STATEMENT CONSTITUTES AMENDMENT NO. 1 TO THE SCHEDULE 13D PREVIOUSLY FILED

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D (originally filed on August 22, 2006 (the “Schedule 13D”) relates to the common shares, par value $0.01 per share (“Common Shares”), of Quintana Maritime Limited, a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”), which has its principal executive offices at Pandoras 13 & Kyprou Street, 166 74 Glyfada, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

(a) No change.

(b) No change.

(c) No change.

(d)— (e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) No change.

Item 3.	Source and Amount of Funds or Other Consideration

No change.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraphs:

On January 29, 2008, the Issuer announced that it had entered into an Agreement and Plan of Merger, dated as of January 29, 2008 (the “Merger Agreement”), with Excel Maritime Carriers Ltd. (“Excel”) and Bird Acquisition Corp. (the “Merger Sub”), a subsidiary of Excel.

Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”). In the Merger, each share of common stock of the Issuer (the “Common Stock”), other than (a) those shares held in the treasury of the Issuer, (b) those shares owned by Excel or Merger Sub or (c) those shares with respect to which dissenters rights are properly exercised, will be converted into the right to receive (i) 0.4084 of a share of Buyer common stock and (ii) $13.00 in cash, without interest (collectively, the “Merger Consideration”). In the event the average closing price of Buyer common stock during the 15 trading day period ending before the effective time of the Merger exceeds $45.00 per share, the stock portion of the Merger Consideration will be adjusted so that the total Merger Consideration equals $31.38. The per share stock portion of the Merger Consideration will be reduced if the Issuer pays any dividend after the date of the Merger Agreement in an amount equal to such per share dividend payments. In addition, each outstanding restricted stock award subject to vesting or other lapse restrictions will vest and become free of such restrictions and the holder thereof will receive the Merger Consideration with respect to each share of restricted stock held by such holder.

Excel and the Issuer have each made representations and warranties to each other in the Merger Agreement. The Issuer has made certain covenants in the Merger Agreement, including, among others, covenants, subject to certain exceptions, (i) to conduct its business in the ordinary course between the execution of the Merger Agreement and the consummation of the Merger, (ii) to cause a stockholder meeting to be held to consider approval of the Merger and the other transactions contemplated by the Merger Agreement, (iii) not to solicit proposals relating to alternative business combination transactions, (iv) not to enter into discussions concerning, or provide confidential information in connection with, alternative business combination transactions, and (v) to use commercially reasonable efforts to assist Excel in obtaining any required third-party consents to the Merger. In addition, Excel has made certain covenants in the Merger Agreement, including, among others, covenants, subject to certain exceptions, (a) that it will use its commercially reasonable efforts to obtain debt financing to fund the transactions contemplated by the Merger Agreement and (b) that it will use commercially reasonable efforts to cause its articles of incorporation to be amended and restated to (1) permit three persons selected by the Issuer’s board of directors to be members of its board of directors for a period of one year following the consummation of the Merger and (2) provide that two of such directors must consent to certain material transactions and affiliate transactions taken by Excel.

Completion of the Merger is subject to various conditions, including, among others, (i) approval of the holders of a majority in voting power of the outstanding shares of the Issuer common stock, (ii) absence of any order, injunction or other judgment or decree prohibiting the consummation of the Merger, (iii) receipt of required governmental consents and approvals, (iv) Excel’s receipt of the debt financing and (v) subject to certain exceptions, the accuracy of the representations and warranties of the Issuer and Excel, as applicable, and compliance by the Issuer and Excel with their respective obligations under the Merger Agreement.

Pursuant to the Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship among the Stockholder and Excel under the Voting Agreement, but is not an affirmation by the Stockholder of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder.

As a condition to entering into the Merger Agreement, Excel required that the Stockholder, as well as certain other stockholders of the Issuer, enter into, and the Stockholder and such other stockholders of the Issuer agreed to enter into, voting agreements (the Stockholder Voting Agreement, together with the voting agreements of the other stockholders of the Issuer, the “Voting Agreements”). Pursuant to the Stockholder Voting Agreement, the Stockholder agreed, among other things, to vote (or cause to be voted), whether in person, by proxy or by consent, all the Shares and any shares of common stock or other securities of the Issuer acquired by the Stockholder after the date of the Stockholder Voting Agreement, (i) in favor of approval of the Merger Agreement, the Merger and each of the other transactions contemplated thereby and any other action reasonably requested by Excel, and (ii) against (A) the approval of any Transaction Proposal (as such term is defined in the Merger Agreement) or the authorization of any agreement relating to any Transaction Proposal or (B) any amendment of the Issuer’s certificate of incorporation or bylaws or any other action, agreement, proposal or transaction involving the Issuer or any of its subsidiaries which amendment or other action, agreement, proposal or transaction would, or would reasonably by expected to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of (x) the Issuer contained in the Merger Agreement that is reasonably likely to result in any of the conditions to Excel’s or the Merger Sub’s obligations under the Merger Agreement not to be fulfilled or (y) of the Stockholder contained in the Stockholder Voting Agreement or would, or would reasonably be expected to, in any material manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

Pursuant to the Stockholder Voting Agreement, the Stockholder also agreed not to sell or otherwise transfer the Shares prior to the earlier of (i) the effective time of the Merger and (b) the date on which the Merger Agreement has been terminated in accordance with its terms.

Except as set forth in this Amendment No. 1 to Schedule 13D, the Voting Agreements and the Merger Agreement, neither the Stockholder nor, to the best of his knowledge, any of the individuals named in Exhibit 1 hereto, has any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The description of the Merger Agreement and the Voting Agreements contained in this Amendment No. 1 to Schedule 13D are qualified in their entirety by reference to Exhibits A, B, C and D, respectively, each of which is incorporated herein by reference in answer to this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) As of January 25, 2008, the Reporting Persons’ beneficial ownership of the Shares is as follows:

Name	Amount of Shares Beneficially Owned		Percentage(1)
Corbin J. Robertson, Jr.	5,120,616	(2)	8.8%
QMP, Inc.	5,080,116	(3)	8.8%
Quintana Maritime Partners, L.P.	5,080,116		8.8%

(1)	Based on 57,925,194 shares of common stock issued and outstanding as of January 25, 2008.

(2)	Includes 5,080,116 shares of common stock held by Quintana Maritime Partners, L.P., a limited partnership indirectly controlled by Mr. Robertson in his capacity as the sole stockholder of QMP Inc., the general partner of Quintana Maritime Partners, L.P. Mr. Robertson holds 40,500 shares of restricted stock that were granted to him for his service as a director. Of the restricted shares, Mr. Robertson has dispositive power over 7,500 restricted shares that vested in February 2006 and February 2007.
(3)	Includes 5,080,116 shares of common stock held by Quintana Maritime Partners, L.P., a limited partnership controlled by QMP Inc., the general partner of Quintana Maritime Partners, L.P.

(b)	As of January 25, 2008, the Reporting Persons have:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percentage(1)
Corbin J. Robertson, Jr.	5,087,616(2)	—	8.8%
QMP, Inc.	5,080,116	—	8.8%
Quintana Maritime Partners, L.P.	5,080,116	—	8.8%

(1)	Based on 57,925,194 shares of common stock issued and outstanding as of January 25, 2008.
(2)	The shares held by Mr. Robertson are subject to the provisions set forth in the Stockholder Voting Agreement described in Item 4.

(c) On December 26, 2007, the Issuer awarded the Stockholder 15,000 shares of restricted stock of the Issuer. Otherwise, except with respect to the transactions contemplated by the Voting Agreements and the Merger Agreement, neither the Stockholder nor, to the best of the Stockholder’s knowledge, any of the persons listed on Exhibit 1 hereto, has effected any transaction in the Issuer’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to Exhibits A, B, C and D, respectively, each of which is incorporated herein by reference in answer to this Item 5.

(d) Except with respect to the transactions contemplated by the Voting Agreements and the Merger Agreement, no other person is known by the Stockholder to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Issuer that may be deemed to be beneficially owned by the Stockholder as provided for herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following paragraphs:

See “Item 4. Purpose of Transaction” for a description of the Merger Agreement and the Voting Agreements, each of which is qualified in its entirety by reference to Exhibits A, B, C and D, respectively, and is incorporated herein by reference in answer to this Item 6.

A Joint Filing Agreement, dated as of August 21, 2006 (the “Joint Filing Agreement”), among QMP Inc., Quintana Maritime Partners, L.P. and Corbin J. Robertson, Jr. has been executed by the Reporting Persons. The description of the Joint Filing Agreement is qualified in its entirety by reference to Exhibit E, which is incorporated herein by reference in answer to this Item 6.

Item 7.	Materials to Be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:

Exhibit A. Agreement and Plan of Merger, dated as of January 29, 2008, among Quintana Maritime Limited, Excel Maritime Carriers Ltd. and Bird Acquisition Corp. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2008)

Exhibit B. Voting Agreement, dated as of January 29, 2008, among Excel Maritime Carriers Ltd. and Corbin Robertson, Jr. (Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2008)

Exhibit C. Voting Agreement, dated as of January 29, 2008, among Excel Maritime Carriers Ltd. and Hans Mende (Incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2008)

Exhibit D. Voting Agreement, dated as of January 29, 2008, among Excel Maritime Carriers Ltd. and Stamatis Molaris (Incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2008)

Exhibit E. Joint Filing Agreement, dated as of August 21, 2006, among QMP Inc., Quintana Maritime Partners, L.P. and Corbin J. Robertson, Jr. (Incorporated by reference to Exhibit 99.A to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 22, 2006)

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: January 30, 2008

CORBIN J. ROBERTSON, JR.

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.

QMP INC.

By:	/s/ Steve Putman
Name:	Steve Putman
Title:	Secretary

QUINTANA MARITIME PARTNERS, L.P.

By:	QMP Inc., its general partner

By:	/s/ Steve Putman
Name:	Steve Putman
Title:	Secretary

SCHEDULE A

General Partners, Executive Officers, Managers and Board of Directors

The name, business address and present principal occupation or employment of each of the executive officers and directors of QMP Inc. are set forth below. Each such person is a citizen of the United States and does not have any other principal occupation (outside of similar positions held with respect to other entities managed or advised by (QMP Inc.):

Name	Position with QMP Inc.	Business Address
Corbin J. Robertson, III	President & Director	(1)
Paul J. Cornell	Vice President, Treasurer & Director	(1)
Steve Putman	Secretary	(1)
Corbin J. Robertson, Jr.	Director	(1)

(1)	601 Jefferson St., Suite 3600, Houston, TX 77002.

EXHIBIT INDEX

The following materials are filed as Exhibits to this Amendment No. 1:

Exhibit A. Agreement and Plan of Merger, dated as of January 29, 2008, among Quintana Maritime Limited, Excel Maritime Carriers Ltd. and Bird Acquisition Corp. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2008)

Exhibit B. Voting Agreement, dated as of January 29, 2008, among Excel Maritime Carriers Ltd. and Corbin Robertson, Jr. (Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2008)

Exhibit C. Voting Agreement, dated as of January 29, 2008, among Excel Maritime Carriers Ltd. and Hans Mende (Incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2008)

Exhibit D. Voting Agreement, dated as of January 29, 2008, among Excel Maritime Carriers Ltd. and Stamatis Molaris (Incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2008)

Exhibit E. Joint Filing Agreement, dated as of August 21, 2006, among QMP Inc., Quintana Maritime Partners, L.P. and Corbin J. Robertson, Jr. (Incorporated by reference to Exhibit 99.A to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 22, 2006)